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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2005
Commission File Number: 000-24980

KENSINGTON RESOURCES LTD.

(Translation of registrant's name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SEC 1815 (09-05) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

May 6, 2005

Kensington Resources Ltd.
Suite 2100
650 West Georgia Street
Vancouver, British Columbia
V6B 4N9

Attention: Mr. Robert A. McCallum
**   President and CEO**

Dear Sirs:

Loewen, Ondaatje, McCutcheon Limited (the "**Lead Agent**"), Westwind Partners Inc., National Bank Financial Inc., Research Capital Corporation and Wellington West Capital Markets Inc. (collectively, the **Agents**") understand that Kensington Resources Ltd. (the "**Corporation**") proposes to issue (i) up to 4,255,400 flow-through common shares in the capital of the Corporation (the "**FT Shares**") at a price of $2.35 per FT Share, and (ii) up to 10,000,000 units (the "**Units**") at a price of $2.10 per Unit, each Unit being comprised of one (non flow-through) common share in the capital of the Corporation (each a "**Unit Share**") and one-half of one common share purchase warrant (each a "**Warrant**"). Each whole Warrant shall be exercisable for 12 months following the Closing Date (as defined below) and shall entitle the holder thereof to purchase one (non flow-through) common share in the capital of the Corporation (each a "**Warrant Share**") at a price per share of $2.50. The Warrants will be issued pursuant to a warrant indenture dated as of the date hereof (the "**Warrant Indenture**") between the Corporation and Computershare Trust Company of Canada, as warrant agent.

The Corporation hereby appoints the Agents as the exclusive agents of the Corporation to solicit, on a best efforts basis, orders for the FT Shares and the Units, and the Agents hereby accept such appointment upon and subject to the terms and conditions set out below. The Corporation agrees that the Agents are under no obligation to purchase any of the FT Shares or the Units.

Terms and Conditions

The terms and conditions relating to the purchase and sale of the FT Shares and Units are as follows:

Section 1   Definitions.

The sale and issue by the Corporation of the FT Shares are herein referred to as the "**FT Offering**" and the sale and issue by the Corporation of the Units are herein referred to as the "**Unit Offering**". The FT Offering and the Unit Offering are collectively referred to herein as the "**Offering**". The date on which the Corporation closes the FT Offering and the Unit Offering and issues the FT Shares and the Units is herein referred to as the "**Closing Date**". The time of the closing of the Offering on the Closing Date is herein referred to as the "**Time of Closing**". The FT Shares, the Units, the Unit Shares, the Warrants, the Warrant Shares, the Agents' Warrants (as defined below) and the Agents' Shares (as defined below) are collectively referred to herein as the "**Securities**". References herein to Unit Shares, Warrants and Warrant Shares shall be deemed to include Unit Shares, Warrants and Warrant Shares issuable by the Corporation to the Agents in connection with the exercise of the Agents' Unit Warrants or the Agents' Underlying Warrants (as defined below), respectively. "**Business Day**" means any day except Saturday, Sunday or a statutory holiday in Toronto, Ontario. **Unless otherwise specified**, a**ll dollar amounts referred to herein are Canadian dollars**.

Section 2   Offering.

(1)   The Agents may offer for sale and sell the FT Shares and the Units to purchasers (the "**Purchasers**") in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and in such other provinces of Canada and in such other jurisdictions outside of Canada as the Agents and the Corporation may mutually determine, in compliance with all applicable securities laws and in such a manner so as not to require registration thereof or filing of a prospectus or offering memorandum with respect thereto under such laws.

(2)   If, in the opinion of the Agents, it is necessary, the Agents will form, manage and participate in a group of sub-agents to offer and sell the FT Shares and/or the Units as provided for hereunder. Each sub-agent shall be appropriately registered under the applicable securities laws. In the event that a selling group is formed, the Agents will:

     (a)   manage the selling group as and to the extent customary in the securities industry in Canada; and

     (b)   require each member of the selling group to offer and sell the FT Shares and/or the Units, as applicable, on the terms set forth in this Agreement.

(3)   The Corporation agrees to pay to the Agents a commission (the "**Agents' Commission**") equal to 5.5% of the gross aggregate proceeds of the Offering. In addition, the Corporation shall issue to the Agents on the Closing Date (i) warrants (the "**Agents' Share Warrants**") that shall entitle the Agents to purchase from the Corporation during the 12-month period following the Closing Date non flow-through common shares of the Corporation ("**Agents' Shares**") equal in number to 6% of the number of FT Shares issued pursuant to the FT Offering at a price of $2.10

per share, and (ii) warrants (the "**Agents' Unit Warrants**") that shall entitle the Agents to purchase from the Corporation during the 12-month period following the Closing Date units equal in number to 6% of the Units issued pursuant to the Unit Offering at a price of $2.10 per unit, where each such unit shall have identical terms and conditions as the Units sold and issued to Purchasers pursuant to the Unit Offering. The Agents' Share Warrants and the Agents' Unit Warrants are collectively referred to herein as the "**Agents' Warrants**".

(4)   Prior to the Closing Date, the Corporation shall allow the Agents to participate fully in the preparation of any necessary documentation and shall allow the Agents to conduct all due diligence which the Agents may reasonably require.

(5)   The Agents covenant, represent and warrant to the Corporation that: (i) they will comply with all applicable securities legislation of the provinces in which FT Shares and Units are sold (the "**Offering Provinces**") in connection with acting as agents of the Corporation in connection with the Offering; (ii) they will not offer or sell FT Shares or Units so as to require registration thereof or filing of a prospectus or offering memorandum with respect thereto under the laws of any jurisdiction and will not solicit offers to purchase or sell the FT Shares or Units in any jurisdiction outside of Canada where the solicitation or sale of the FT Shares or Units would result in any ongoing disclosure requirements in such jurisdiction, any registration requirements in such jurisdiction or where the Corporation may be subject to liability in connection with the sale of the FT Shares or Units which is materially more onerous than its liability under applicable securities laws to which it is subject at the date of this Agreement; (iii) the Agents will obtain from each Purchaser an executed subscription agreement in the appropriate form agreed to by the Corporation and the Agents (collectively, the "**Subscription Agreements**") together with all requisite forms, undertakings and materials; (iv) they will not make available to prospective purchasers of the FT Shares or Units any documents which would constitute an offering memorandum as defined under the securities legislation of British Columbia and will not advertise the proposed sale of such securities in printed public media, radio, television or telecommunications, including electronic display; (v) they will not make any representations or warranties in respect of the Corporation as agents or otherwise except as permitted in writing by the Corporation; and (vi) they will not solicit subscriptions for FT Shares or Units except in accordance with the terms and conditions of this Agreement.

Section 3   United States Securities Law Compliance.

(1)   Neither the FT Shares, nor the Unit Shares or the Warrants comprising the Units, nor the Warrant Shares shall be registered under the United States *Securities Act of 1933*, as amended (the "**U.S. Securities Act**"), or the securities laws of any state. The FT Shares will not be offered or sold in the United States or to, or for the benefit of, any U.S. Person. The Agents shall only offer the Units for sale in the United States or to, or for the benefit of, any U.S. Person (except a U.S. Person who is a Qualified U.S.

Entity as defined in Schedule 3 attached hereto) (a "**U.S. Purchaser**") through a U.S. registered broker-dealer affiliate pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws, all such sales to be carried out and completed in accordance with Schedule 3 entitled "U.S. Terms and Conditions" annexed hereto, the particulars of which are incorporated herein by reference.

(2) Each of the Corporation and the Agents (on their own behalf and on behalf of a U.S. registered broker-dealer affiliate of the Agents) agree that the representations, warranties and covenants contained in Schedule 3 to this Agreement entitled "U.S. Terms and Conditions" are incorporated by reference in and shall form part of this Agreement with respect to offers and sales of Units in the United States by a U.S. registered broker-dealer affiliate of the Agents. The Agents agree, on behalf of themselves and their United States affiliates, for the benefit of the Corporation, to comply with the U.S. selling restrictions imposed by the laws of the United States and contained in Schedule 3 to this Agreement. The Agents also agree to obtain such an agreement of each member of the selling dealer group.

(3) Each Agent acknowledges and agrees that the Agents' Warrants have not been and will not be registered under the *U.S. Securities Act* and that the Agents' Warrants may not be exercised in the United States or by, or on behalf or for the account of, a U.S. Person unless an exemption is available from the registration requirements of the U.S. Securities Act and the securities laws of all applicable states.

(4) Each Agent represents and warrants that it is not a U.S. Person and is not acquiring the Agents' Warrants for or on behalf of a U.S. Person or any person in the United States, it did not receive an offer to buy the Agents' Warrants while in the United States and it did not execute or deliver this Agreement in the United States.

(5) The terms "**U.S. Person**" and "**United States**" shall have the meanings set forth in Regulation S of the U.S. Securities Act.

Section 4   Representations of the Corporation.

The Corporation represents and warrants to the Agents and the Purchasers, and acknowledges that the Agents and the Purchasers are relying upon such representations and warranties (and confirms, for greater certainty, that the Purchasers, in addition to the Agents, shall have the benefit of such representations and warranties as if they had been made directly to the Purchasers under their respective Subscription Agreements), as follows:

(a) The Corporation is validly subsisting under the laws of the Yukon Territory, is current and up-to-date with all material filings required to be made by it and has all requisite corporate capacity, power and authority and is qualified or authorized to carry on its business as now conducted and to own or lease and operate its property and assets in all jurisdictions where such qualification or authorization is required and to undertake the Offering and to carry out all other obligations and transactions contemplated herein, including entering into, executing and delivering this Agreement, the Subscription Agreements, the Warrant Indenture, and the certificates representing the Warrants and the Agents' Warrants (collectively, the "**Documents**") and carrying out its obligations thereunder;

(b)   The Corporation is, and will at the Time of Closing be, in compliance in all material respects with the by-laws, rules and regulations of the TSX Venture Exchange (the "**TSX-V**") and no material change relating to the Corporation has occurred within the past 12 months that has not been generally disclosed and that in relation thereto the requisite material change report has not been filed under applicable securities laws and no such disclosure has been made on a confidential basis;

(c)   As at the date hereof, the Corporation is a "reporting issuer" in British Columbia, Alberta and Saskatchewan;

(d)   All press releases, material change reports, annual information forms, financial statements and other documents filed by or on behalf of the Corporation within the past 12 months with the TSX-V and the applicable securities regulatory authorities were true and correct in all material respects and did not contain any misrepresentation (as defined in the *Securities Act* (British Columbia)(the "**BC Act**"), as at the respective dates of such filings;

(e)   As at the date hereof, the authorized capital of the Corporation consists of an unlimited number of common shares of which 62,801,353 common shares were issued and outstanding as at the close of business on May 5, 2005;

(f)   Except as set forth in Schedule 4(f), the Corporation is not party to and has not granted any agreement, warrant, option or right or privilege capable of becoming an agreement, for the purchase, subscription or issuance of any common shares of the Corporation or securities convertible into or exchangeable for common shares of the Corporation;

(g)   The Corporation has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on its business and possesses all material certificates, authorities, permits or licences issued by the appropriate provincial, state, municipal, federal or other governmental or regulatory agency or body necessary to carry on its business currently as carried on, or contemplated to be carried on, by it, is in compliance in all material respects with such certificates, authorities, permits and licences and with all laws, regulations, tariffs, rules, orders and directives material to its operations, including, without limitation, all laws, regulations and statutes relating to mining claims, concessions, licenses, leases or other instruments and the Corporation has not received any notice of proceedings relating to the revocation or modification of any such certificates, authorities, permits, licences, mining claims, concessions, leases or other instruments conferring mineral rights which, singly or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, would materially and adversely affect the conduct of the Corporation's business, operations, financial condition or income, and the Corporation has not received notice of the revocation or cancellation of, or any intention to revoke or cancel, any such licence, permit, approval, consent, certificate, registration or authorization;

(h)   Except in respect of the property which is the subject of the JV Agreement (as defined below), the Corporation is the absolute legal and beneficial owner of, and has good and marketable title to, all of its material assets, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, and no other assets or property rights are necessary for the conduct of the business of the Corporation, and, subject to the terms of the joint venture agreement made effective as of the 1st day of January, 1995 among the Corporation, Cameco Corporation, Uranerz Exploration and Mining Limited and Monopros Resources Ltd. relating to the joint venture at the Fort à la Corne property in Saskatchewan (the "**JV Agreement**") there are no restrictions on the ability of the Corporation to use, transfer or otherwise exploit such assets or property rights, and the Corporation does not know of any claim or basis for a claim that might or could adversely affect its rights to use, transfer or otherwise exploit such assets or property rights and, except for meeting cash calls pursuant to the JV Agreement and incurring expenditures to maintain claims in good standing under the laws of Saskatchewan, the Corporation has no responsibility or obligation to pay any commission, royalty, licence, fee or similar payment to any person with respect to the assets or property rights thereof;

(i)   The Corporation holds a 42.245% participating interest in the Fort à la Corne joint venture project in Saskatchewan pursuant to the JV Agreement. The description of the Fort à la Corne property and the joint venture project in respect of that property which appears in the Corporation's public disclosure documents is accurate and correct. To the knowledge of the Corporation, the Fort à la Corne property is free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever.

(j)   Any and all agreements pursuant to which the Corporation holds its material assets or is entitled to the use of material assets, including, without limitation, the JV Agreement, are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms and the Corporation is not in material default of any of the provisions of any such agreements nor has any such default been alleged, and the Corporation is not aware of any disputes with respect thereto (including, without limitation, with any joint venture partners) and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situate, and all leases, licences, concessions, and claims pursuant to which the Corporation derives its interests in such material assets are in good standing and there has been no material default under any such leases, licenses, concessions, and claims and all taxes required to be paid with respect to such assets to the date hereof have been paid;

(k)   Each of the Documents has been, or will be prior to the Time of Closing, duly authorized and executed and delivered by the Corporation and each of the Documents constitutes a valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with the terms thereof, except that (i) the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally, (ii) equitable remedies, including, without limitation, specific performance and injunction, may be granted only in the discretion of a court of competent jurisdiction, and (iii) rights of indemnity, contribution and the waiver of contribution provided for herein may be limited under applicable law;

(l)   The entering into of and the performance of the transactions contemplated herein and in the other Documents:

    (i)   do not require any consent, approval, authorization or order of any court or governmental agency or body, except that which may be required under applicable securities legislation or stock exchange requirements;

    (ii)   will not contravene any statute or regulation of any governmental authority which is binding on the Corporation; and

    (iii)   will not result in the breach of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents, by-laws or resolutions of the Corporation or any material mortgage, note, indenture, contract or agreement (written or oral) instrument, lease or other document to which the Corporation is a party, or any judgment, decree or order or any term or provision thereof, which breach, conflict or default would materially and adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation that would result in any material adverse change in the operations, business or condition of the Corporation;

(m) There is no action, proceeding or, to the Corporation's knowledge, investigation pending or, to the Corporation's knowledge, threatened by or against or affecting the Corporation at law or in equity or before any international, federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which could reasonably be expected to materially adversely affect the Corporation or the condition of the Corporation or which questions the validity of the issuance of the Securities or any action taken or to be taken by the Corporation in connection with this Agreement;

(n) The audited annual consolidated financial statements of the Corporation as at and for the year ended December 31, 2004 (including the related notes thereto) that have been previously delivered to the Agents (collectively, the "**Financial Statements**") have been prepared in accordance with Canadian generally accepted accounting principles, complied in all material respects with applicable accounting requirements and published rules and regulations of the Canadian securities regulatory authorities, and present fairly, in all material respects, the consolidated financial position of the Corporation as at December 31, 2004 and the consolidated results of its operations and the changes in its financial position for the year ended December 31, 2004;

(o) The Corporation maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls which provide assurance that (i) transactions are executed with management's authorization; (ii) transactions are recorded as necessary to permit preparation of consolidated financial statements of the Corporation and to maintain accountability for the Corporation's consolidated assets; (iii) access to the Corporation's consolidated assets is permitted only in accordance with management's authorization; (iv) the reporting of the Corporation's assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis;

(p) The Corporation is in material compliance with all current listing and corporate governance requirements of the TSX-V;

(q) The Corporation is in material compliance with all applicable Canadian securities laws;

(r) Deloitte & Touche LLP which has expressed its opinion on the audited financial statements of the Corporation, has been "independent" with respect to the Corporation at all relevant times within the meaning of the rules and regulations of the Canadian securities regulatory authorities;

(s)   Except for the Agents, there are no persons, firms or corporations acting or purporting to act at the request of the Corporation, who are entitled to any brokerage or finder's fee in connection with the transactions contemplated herein;

(t)   The Corporation has filed all necessary tax returns and notices and has paid all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due and the Corporation is not aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon with respect to itself where, in any of the above cases it might reasonably be expected to result in any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Corporation;

(u)   To the knowledge of the Corporation, the operations carried on by the Corporation are in material compliance with all applicable federal, provincial, state and municipal environmental, health and safety statutes, regulations and permits. To the knowledge of the Corporation, none of such operations is subject to any judicial or administrative proceeding alleging the violation of any federal, provincial, state or municipal environmental, health or safety statute or regulation or is subject to any investigation concerning whether any remedial action is needed to respond to a release of any Hazardous Material (as defined below) into the environment. Except in material compliance with applicable environmental laws, none of the premises currently occupied by the Corporation has at any time been used by the Corporation or, to the knowledge of the Corporation, by any other occupier, as a waste storage or waste disposal site or to operate a waste management business. The Corporation has no material contingent liability of which it has knowledge in connection with any release of any Hazardous Material on or into the environment from any of the premises currently occupied by the Corporation or from the operations carried out thereon except to the extent such release is in compliance with all applicable laws or to the extent such non-compliance, if any, would not have a material adverse effect on the Corporation. Neither the Corporation nor, to the knowledge of the Corporation, any occupier of the premises currently occupied by the Corporation, generates, transports, treats, stores or disposes of any waste, subject waste, hazardous waste, deleterious substance, industrial waste (as defined in applicable federal, provincial, state or municipal legislation) on any of the premises currently occupied by the Corporation in contravention of applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health except to the extent that any such contravention would not have a material adverse effect on the Corporation. To the knowledge of the Corporation, no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the premises currently occupied by the Corporation in contravention of applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health, except to the extent that any such contravention would not have a material adverse effect on the Corporation. For the purposes of this subparagraph, "**Hazardous Material**" means any contaminant, pollutant, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and, without restricting the generality of the foregoing, includes any contaminant, pollutant, subject waste, deleterious substance, industrial waste, toxic matter or hazardous waste as defined by applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health;

(v)   The Corporation has not approved, is not contemplating, has not entered into any agreement in respect of, and has no knowledge of:

(i)   the purchase of any material property or any interest therein or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by the Corporation whether by asset sale, transfer of shares, or otherwise;

(ii)   the change of control (by sale or transfer of shares or sale of all or substantially all of the assets of the Corporation or otherwise) of the Corporation; or

(iii)   a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 5% or more of the issued and outstanding shares of the Corporation;

(w)   Since the inception of the Corporation, no order ceasing or suspending trading in securities of the Corporation or prohibiting the sale of securities by the Corporation has been issued by an exchange or securities regulatory authority, and no proceedings for this purpose have been instituted, or are pending or, to the Corporation's knowledge, contemplated or threatened;

(x)   During the previous 12 months, the Corporation has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares or securities or agreed to do any of the foregoing;

(y) There is not, in the constating documents of the Corporation or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which the Corporation is a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation to the holders of its common shares;

(z) None of the directors or officers of the Corporation or any associate or affiliate of any of the foregoing had, has or intends to have any material interest, direct or indirect, in the transactions contemplated by this Agreement or in any proposed material transaction with the Corporation which, as the case may be, materially affects, is material to or will or may reasonably be expected to materially affect the Corporation;

(aa) Computershare Trust Company of Canada, at its office in Vancouver, has been duly appointed as (i) the transfer agent and registrar for the common shares of the Corporation (including the FT Shares, the Unit Shares, the Warrant Shares and the Agents' Shares) and (ii) the warrant agent under the Warrant Indenture;

(bb) The Corporation has not withheld, and will not withhold from the Agents any material facts or material changes (both as defined in the BC Act) relating to the Corporation;

(cc) The Corporation proposes to use the net proceeds of (i) the FT Offering to incur exploration expenses on its Fort à la Corne property that qualify as "Canadian exploration expenses" ("**CEE**") as described in paragraph (f) of the definition thereof on subsection 66.1(6) of the Income Tax Act (Canada) ("**ITA**") (other than expenditures which constitute "Canadian exploration and development overhead expense as prescribed for the purposes of paragraph 66(12.6)(b) of the ITA and seismic expenses specified in paragraph 66(12.6)(b.1) of the ITA), and (ii) the Unit Offering to finance exploration expenditures on its Fort à la Corne property and any other mineral properties and for working capital and general corporate purposes;

(dd) The Corporation is a "principal-business corporation" within the meaning prescribed by subsection 66(15) of the ITA;

(ee) The common shares of the Corporation are not "prescribed shares" for the purposes of the definition of a "flow-through share" in subsection 66(15) of the ITA and section 6202.1 of the regulations to the ITA; and

(ff) Upon issuance pursuant to the Subscription Agreements, the FT Shares will be "flow-through shares" as defined in subsection 66(15) of the ITA and will not be "prescribed shares" for the purpose of regulation 6202.1 of the regulation to the ITA.

Section 5   Covenants of the Corporation.

The Corporation hereby covenants to the Agents and the Purchasers (and confirms, for greater certainty, that the Purchasers, in addition to the Agents, shall have the benefit of such covenants as if they had been made directly to the Purchasers under their respective Subscription Agreements), that:

(a)   The Corporation will fulfil all legal requirements to permit the offering, sale and issuance of the FT Shares and the Units (including the Unit Shares and Warrants), the creation, offering, sale and issuance of the Warrants, the creation and issuance of the Agents' Warrants, and the issuance of the Warrant Shares and Agents' Shares, including, without limitation, compliance with the applicable securities laws to enable the FT Shares and Units to be offered for sale and sold, without the necessity of filing a prospectus or an offering memorandum under the applicable securities laws of the Offering Provinces, to Purchasers through investment dealers or brokers registered under the applicable securities laws of the Offering Provinces who have complied with the relevant provisions of such laws;

(b)   The Corporation will obtain the necessary regulatory consents from the TSX-V to effect the Offering on such terms as are mutually acceptable to the Agents and the Corporation, acting reasonably;

(c)   The Corporation will use its commercially reasonable efforts to maintain the listing of the common shares of the Corporation on the TSX-V, to arrange for the conditional listing of the FT Shares, the Unit Shares, the Warrant Shares and the Agents' Shares on the TSX-V, to obtain the listing of the Warrants on the TSX-V and to maintain its status as a reporting issuer (or the equivalent) in British Columbia and Alberta for a period of two years from the Closing Date;

(d)   During the period from the date hereof to the day that is 120 days after the Closing Date, the Corporation shall not, without the prior written consent of the Agents, such consent not to be unreasonably withheld, issue or enter into any agreement to issue, any additional common shares or financial instruments convertible or exchangeable into common shares of the Corporation, other than (i) for purposes of employee stock purchase plans, or (ii) to satisfy existing instruments already issued;

(e)   The Corporation will be eligible to issue securities including the FT Shares and the Unit Shares and Warrants comprising the Units, having a four month restricted period in (i) each of the Offering Provinces other than Quebec, pursuant to Multilateral Instrument 45-102 ("**MI 45-102**"); and (ii) Quebec, pursuant to an order of the Autorité des marchés financiers;

(f) Within the time periods required under the applicable securities laws of the Offering Provinces, the Corporation will file such documents as may be required under the applicable securities laws of the Offering Provinces relating to the private placement of the FT Shares and Units which, without limiting the generality of the foregoing, shall include Forms 45-501F1 as prescribed by Ontario Securities Commission Rule 45-501, the form required pursuant to section 7.1(1) of Multilateral Instrument 45-103 and any similar or comparable forms;

(g) The Corporation will (i) use the proceeds of the FT Offering to incur CEE on the Corporation's Fort à la Corne property, and (ii) use the proceeds of the Unit Offering to finance exploration expenditures on its Fort à la Corne property and any other mineral properties and for working capital and general corporate purposes;

(h) The Corporation will incur prior to December 31, 2006 "Qualifying Expenditures" (as defined below) in such amount that enables the Corporation to renounce to the Purchasers of the FT Shares effective December 31, 2005 in accordance with the Subscription Agreements and the ITA, Qualifying Expenditures in an amount equal to the gross proceeds raised by the Corporation pursuant to the FT Offering. "**Qualifying Expenditures**" refers to expenses of the Corporation which are CEE which may be renounced by the Corporation to Purchasers of FT Shares pursuant to subsection 66(12.6) of the ITA;

(i) The Corporation will renounce, in accordance with the ITA and the Subscription Agreements relating to the FT Offering to the Purchasers of the FT Shares effective December 31, 2005 Qualifying Expenditures in an amount equal to the gross proceeds raised by the Corporation pursuant to the FT Offering;

(j) All Qualifying Expenditures to be renounced to the Purchasers of the FT Shares pursuant to the applicable Subscription Agreements will be Qualifying Expenditures incurred by the Corporation that, but for the renunciation to such Purchasers, the Corporation would be entitled to deduct in computing its income for the purposes of Part I of the ITA;

(k) The Corporation will maintain its status as a "principal-business corporation" (as defined in subsection 66(15) of the ITA) until at least December 31, 2007;

(l) The Corporation will timely (i) file all forms required under the ITA necessary to effectively renounce Qualifying Expenditures as per section 5(i) above, and (ii) provide to the Purchasers of the FT Shares all such forms and any other documentation required pursuant to the ITA or the Subscription

Agreements so that such Purchasers may complete their income tax return claiming the benefit of the CEE renounced to them by the Corporation;

(m)   The Corporation will not be subject to the provisions of subsection 66(12.67) of the ITA in a manner which impairs its ability to renounce Qualifying Expenditures as described in Section 5(i) above;

(n)   In the event that the Corporation does not renounce to the Purchasers of the FT Shares effective December 31, 2005 Qualifying Expenditures in an amount equal to the gross proceeds raised by the Corporation pursuant to the FT Offering, the Corporation shall, in accordance with the provisions of the Subscription Agreements, indemnify each of the Purchasers of the FT Shares as to, and pay in settlement thereof to each such Purchaser, an amount equal to the amount of any tax payable or that may become payable under the ITA (or under any corresponding provincial legislation) by each such Purchaser as a result of such failure by the Corporation to renounce such Qualifying Expenditures as at such effective date; and

(o)   The Corporation shall not reduce the amount of Qualifying Expenditures renounced to the Purchasers of the FT Shares pursuant to subsections 66(12.6) and 66(12.66) of the ITA and, in the event an appropriate tax authority reduces the amount renounced to the Purchasers pursuant to subsection 66(12.73) of the ITA, the Corporation will, in accordance with the provisions of the Subscription Agreements, indemnify each Purchaser of FT Shares as to, and pay in settlement thereof to each such Purchaser, an amount equal to the amount of any tax payable under the ITA (or under any corresponding provincial legislation) by each such Purchaser as a result of such reduction.

Section 6   Conditions of Closing.

(1)   The obligations of the Agents and the Purchasers to complete the purchase of the FT Shares and Units, as applicable, shall be subject to the fulfilment at or before the Time of Closing of the following conditions:

(a)   The Agents, in their sole discretion, shall be satisfied with the results of their due diligence review of the Corporation, including, financial, technical and legal due diligence;

(b)   The Corporation shall have obtained all requisite regulatory approvals required to be obtained by the Corporation in respect of the Offering;

(c)   The Corporation and the Agents shall have fully complied with all relevant statutory and regulatory requirements required to be complied with prior to the Time of Closing (including, without limitation, the regulatory requirements of the TSX-V) in connection with the Offering;

(d) The Corporation shall have received the approval of the TSX-V to proceed with the Offering and to conditionally list the FT Shares, the Unit Shares, the Warrant Shares and the Agents' Shares and the Warrants, subject to the usual conditions;

(e) The Corporation shall have taken all necessary corporate action to authorize and approve the Documents, the issuance of the Securities and all other matters relating thereto;

(f) The Corporation will be eligible to issue securities including the FT Shares and the Unit Shares and Warrants comprising the Units, having a four month restricted period in (i) each of the Offering Provinces other than Quebec, pursuant to MI 45-102; and (ii) Quebec, pursuant to an order of the Autorité des marchés financiers;

(g) The Agents and the Purchasers shall have received at the Time of Closing a favourable legal opinion of McCullough O'Connor Irwin, counsel to the Corporation and of such other counsel as may be required in connection with the particular opinion matters, addressed to the Agents and each of the Purchasers, acceptable to counsel to the Agents in form and substance, acting reasonably, to the effect that:

> (i) The Corporation is a corporation validly subsisting under the laws of the Yukon Territory and is qualified to carry on business and own its assets under the laws of its jurisdiction of incorporation;

> (ii) The Corporation has all requisite corporate capacity and power to carry on its business as now conducted by it and to own its assets and the Corporation has all requisite corporate capacity and power to execute and deliver the Documents and to perform all transactions contemplated by this Agreement;

> (iii) As at the date hereof, the authorized capital of the Corporation consists of an unlimited number of common shares;

> (iv) The execution and delivery of the Documents and the performance of the transactions contemplated thereby (including the issuance and/or sale of the Securities), do not and will not result in a breach of, and do not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with, any of the terms, conditions or provisions of the articles or by-laws of the Corporation;

> (v) All necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Documents. Each of the Documents has been duly authorized and executed by the

Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable in accordance with its terms (subject to the usual qualifications);

(vi)   The JV Agreement has been duly authorized and executed by the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable in accordance with its terms (subject to the usual qualifications);

(vii)   All necessary corporate action has been taken by the Corporation to authorize the allotment and issue of the FT Shares and the Unit Shares, the creation, allotment and issue of the Warrants and the Agents' Warrants and the allotment and issue of the Warrant Shares and the Agents' Shares;

(viii)   The FT Shares and the Unit Shares are validly issued and outstanding as fully paid and non-assessable common shares in the capital of the Corporation;

(ix)   Upon the exercise of the Warrants in accordance with the terms of the Warrants and the Warrant Indenture, the Warrant Shares issuable on such exercise will be validly issued and outstanding as fully paid and non-assessable common shares in the capital of the Corporation;

(x)   Upon the exercise of the Agents' Warrants, the Agents' Shares and Unit Shares issuable on such exercise will be validly issued and outstanding as fully paid and non-assessable common shares in the capital of the Corporation;

(xi)   The issuance and sale of the FT Shares and the Units by the Corporation have been effected in such a manner as to be exempt, either by statute or regulation or order, from the prospectus and registration requirements of the Offering Provinces, and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations of regulatory authorities obtained under applicable securities legislation of the Offering Provinces in connection therewith except as otherwise set out in such opinion;

(xii)   The distribution of the Agents' Warrants by the Corporation to the Agents has been effected in such a manner as to be exempt, either by statute or regulation or order, from the prospectus and registration requirements of the applicable jurisdictions, and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations of regulatory authorities obtained under applicable securities legislation of the applicable jurisdictions in connection therewith except as otherwise set out in such opinion;

(xiii)   The distribution by the Corporation of the Warrant Shares on exercise of the Warrants will be exempt, either by statute or regulation or order, from the prospectus and registration requirements of the Offering Provinces, and no documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations of regulatory authorities obtained under applicable securities legislation of the Offering Provinces in connection therewith provided that no commission or other remuneration is paid or is given to others in respect of the distribution except for administrative or professional services or for services performed by a registered dealer;

(xiv)   The distribution by the Corporation of the Agents' Shares on exercise of the Agents' Share Warrants, the Agents' Unit Shares and Warrants (the "**Agents' Underlying Warrants**") on exercise of the Agents' Unit Warrants and the Agents' Warrant Shares on exercise of the Agents' Underlying Warrants, pursuant to their respective terms, will be exempt, either by statute or regulation or order, from the prospectus and registration requirements of the applicable jurisdictions, and no documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations of regulatory authorities obtained under applicable securities legislation of the applicable jurisdictions in connection therewith provided that no commission or other remuneration is paid or is given to others in respect of the distribution except for administrative or professional services or for services performed by a registered dealer;

(xv)   The first trade of the FT Shares, the Unit Shares, the Warrants and the Warrant Shares will be exempt, either by statute or regulation or order, from the prospectus and registration requirements of the Offering Provinces, and no documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations of regulatory authorities obtained under the applicable securities legislation of the Offering Provinces in connection therewith where such first trade is made through persons registered in a category permitting them to trade such securities under the applicable securities legislation and who have complied with the relevant provisions of the applicable securities legislation of the Offering Provinces or in circumstances in which there is an exemption from the applicable registration requirements, provided that at the time of such first trade:

(A)   the Corporation is and has been a "reporting issuer" for at least four months immediately preceding the first trade in any Canadian province;

(B)   at least four months have elapsed from the distribution date (as defined in MI 45-102) of the FT Shares, the Unit Shares and the Warrants;

(C)   certificates representing the FT Shares, Unit Shares, Warrants and Warrant Shares are endorsed with a legend stating the prescribed restricted period in accordance with section 2.5 of MI 45-102, unless such securities are issued after the prescribed period;

(D)   such trade is not a "control distribution" as defined in MI 45-102;

(E)   no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade;

(F)   no extraordinary commission or consideration is paid to a person or company in respect of such trade; and

(G)   if the selling security holder is an insider or officer of the Corporation, the selling security holder has no reasonable grounds to believe that the Corporation is in default of any applicable securities legislation;

(xvi)   The first trade of the Agents' Shares, the Unit Shares and the Agents' Underlying Warrants issuable on exercise of the Agents' Unit Warrants, and the Warrant Shares issuable on exercise of the Agents' Underlying Warrants will be exempt, either by statute or regulation or order, from the prospectus and registration requirements of the applicable jurisdictions, and no documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations of regulatory authorities obtained under the applicable securities legislation of the applicable jurisdictions in connection therewith where such first trade is made through persons registered in a category permitting them to trade such securities under the applicable securities legislation and who have complied with the relevant provisions of the applicable securities legislation of the applicable jurisdictions or in circumstances in which there is an exemption from the applicable registration requirements, provided that at the time of such first trade:

(A)   the Corporation is and has been a "reporting issuer" for at least four months immediately preceding the first trade in any Canadian province;

(B)   at least four months have elapsed from the distribution date (as defined in MI 45-102) of the Agents' Warrants;

(C)   certificates representing the Agents' Warrants, the Agents' Shares, the Unit Shares and Warrants issuable on exercise of the Agents' Unit Warrants and the Warrant Shares issuable on exercise of the Agents' Underlying Warrants are endorsed with a legend stating the prescribed restricted period in accordance with section 2.5 of MI 45-102, unless such securities are issued after the prescribed period;

(D)   such trade is not a "control distribution" as defined in MI 45-102;

(E)   no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade;

(F)   no extraordinary commission or consideration is paid to a person or company in respect of such trade; and

(G)   if the selling security holder is an insider or officer of the Corporation, the selling security holder has no reasonable grounds to believe that the Corporation is in default of any applicable securities legislation;

(xvii)   The Corporation is a reporting issuer in good standing in British Columbia and Alberta and is not included on a list of defaulting issuers maintained by the securities regulatory authorities in such provinces;

(xviii) The form of share certificate for the common shares of the Corporation has been approved by the directors of the Corporation;

(xix)   The TSX-V has conditionally approved the issuance and listing of the FT Shares, the Unit Shares, the Warrant Shares, the Agents' Shares and the Warrants, subject to the usual conditions;

(xx)   The Corporation is a "principal-business corporation" within the meaning prescribed by subsection 66(15) of the ITA;

(xxi)   The FT Shares are not "prescribed shares" for the purposes of the definition of a "flow-through share" in subsection 66(15) of the ITA and section 6202.1 of the regulations to the ITA.; and

(xxii)   De Beers Canada Inc. is the recorded holder of certain claims comprising the Fort à la Corne property;

and in giving the opinions contemplated above, counsel to the Corporation shall be entitled, as to matters of fact, to rely upon the representations and warranties of Purchasers contained in the Subscription Agreements, a certificate of fact of the Corporation signed by officers of the Corporation in positions to have knowledge of such facts and their accuracy and certificates of such public officials and other persons as are necessary or desirable and may rely on local counsel (acceptable to the Agents' counsel, acting reasonably) with respect to matters governed by laws other than the federal laws of Canada and the laws of the Province of British Columbia;

(h)   The Agents and the Purchasers in the United States shall have received at the Time of Closing a favourable legal opinion of Dorsey & Whitney LLP, United States counsel to the Corporation, addressed to the Agents and each of the Purchasers, acceptable to counsel to the Agents in form and substance, acting reasonably, to the effect that (i) if any Units are sold in the United States or to U.S. Persons, the offer and sale of such Units are not required to be registered under the U.S. Securities Act, provided that such offers and sales are made in accordance with Schedule "3" to this Agreement; and (ii) provided that the exercise of the Warrants and issuance of the Warrant Shares are completed in accordance with the terms of the Warrant Indenture and the certificates, the offer and sale by the Corporation of the Warrant Shares upon exercise of the Warrants by the original U.S. Purchasers will not be required to be registered under the U.S. Securities Act;

(i)   The Agents and each of the Purchasers shall have received a certificate of the Corporation, dated the Closing Date, signed by the Chief Executive Officer and the Chief Financial Officer of the Corporation or by such other officers acceptable to the Agents, certifying, to the best of the knowledge, information and belief of such officers after due inquiry, on behalf of the Corporation and not in their personal capacities, as to certain matters reasonably requested by the Agents with respect to the Corporation, including certification that:

   (i)   The Corporation has complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied up to the Time of Closing; and

   (ii)   All of the representations and warranties contained in this Agreement are true and correct as of the Closing Date.

(j)   The Corporation has delivered to the Agents a certificate of Computershare Trust Company of Canada, as registrar and transfer agent of the common shares of the Corporation, which certifies the number of common shares issued and outstanding on the date prior to the Closing Date.

(2)   The purchase and sale of the FT Shares and Units shall be completed at the offices of Fasken Martineau DuMoulin LLP at 9 a.m. (Toronto time) on the Closing Date.

(3)   At the Time of Closing, the Corporation shall deliver to the Agents on their behalf and on behalf of the Purchasers:

(a)   The requisite legal opinions and certificate as contemplated in section 6 hereof; and

(b)   Such further documentation as may be contemplated herein or as counsel to the Agents or the applicable regulatory authorities may reasonably require;

against receipt of the net proceeds of the Offering. Certificates representing the FT Shares and the Unit Shares and Warrants, as applicable, purchased by the Purchasers will be delivered by the Corporation as directed by the Agents, on behalf of the Purchasers, subject to delivery by the Agents to the Corporation of duly executed Subscription Agreements for acceptance by the Corporation. The Agents' Commission shall be deducted from the aggregate amount of the proceeds of the Offering.

Section 7   Expenses.

(1)   The Corporation shall pay all costs and expenses incurred in connection with the Offering, including, without limitation, the fees and expenses of the Agents, all expenses of or incidental to the creation, issuance, sale or distribution of the FT Shares, the Units and the Agents' Warrants, the fees of the Corporation's auditors and transfer agent, and all applicable filing fees. The Corporation shall also pay the fees and disbursements of the Agents' Canadian legal counsel up to a maximum of $40,000 which maximum applies to the fees of the Agents' Canadian legal counsel but does not apply to applicable taxes and disbursements of such legal counsel. All fees and expenses of the Agents shall be payable by the Corporation upon the closing of the Offering or upon the Corporation receiving an invoice from the Agents and shall be payable by the Corporation whether or not the Offering is completed.

Section 8   Indemnities.

(1)   In connection with the Offering, the Corporation agrees to indemnify and hold harmless the Agents, and each of their subsidiaries and affiliates and each of their respective directors, officers, employees, partners, agents, and each other person, if any, controlling the Agents or any of their subsidiaries or affiliates, and each shareholder of the Agents (collectively, the "**Indemnified Parties**" and individually, an "**Indemnified Party**"), from and against any and all losses, expenses, claims (including shareholder actions, derivative or otherwise), actions, damages and liabilities (other than loss of profits or consequential damages), joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceedings, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively the "**Claims**") to which any Indemnified Party may become subject in connection with

the performance of professional services in connection with the Offering. The Corporation also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting claims on behalf of or in right of the Corporation for or in connection with the Offering except to the extent any losses, expenses, claims, actions, damages or liabilities incurred by the Corporation are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted primarily from the negligence, wilful misconduct or fraud of such Indemnified Party. The Corporation will not, without the Agents' prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Indemnified Party from any liabilities arising out of such action, suit, proceeding, investigation or claim.

(2)   Promptly after receiving notice of an action, suit, proceeding or claim against the Agents or any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation, the Agents or any such other Indemnified Party will notify the Corporation in writing of the particulars thereof, provided that the omission so to notify the Corporation shall not relieve the Corporation of any liability which the Corporation may have to the Agents or any other Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such actions, suit, proceeding, claim or investigation or results in any material increase in the liability which the Corporation has under this indemnity.

(3)   The Corporation hereby confirms that an Indemnified Party is not required to proceed against or enforce any other right, power, remedy or security or claim payment from or against any other person before making a Claim hereunder.

(4)   To the extent that any Indemnified Party is not a party to this Agreement the Agents shall obtain and hold the right and benefit of this section in trust for and on behalf of such Indemnified Party.

(5)   The Corporation hereby consents to personal jurisdiction and service and venue in any court in which any claim which is subject to indemnification hereunder is brought against the Agents or any Indemnified Party and to the assignment of the benefit of this section to any Indemnified Party for the purpose of enforcement provided that nothing herein shall limit the Corporation's right or ability to contest the appropriate jurisdiction or forum for the determination of any such claims.

(6)   The foregoing indemnity shall not apply to the extent that a court of competent jurisdiction or a final judgment that has become non-appealable shall determine that such losses, expenses, claims, actions, damages or liabilities to which the

Indemnified Party may be subject were primarily caused by the negligence, wilful misconduct or fraud of the Indemnified Party.

(7)   If the foregoing indemnification is for any reason held to be unavailable to or otherwise insufficient to hold harmless an Indemnified Party in respect of any losses, claims, damages, liabilities or expenses referred to therein, then the Corporation shall contribute to the aggregate amount paid or payable by such Indemnified Party, as incurred, as a result of any losses, claims, damages, liabilities or expenses referred to therein (i) in such proportion as is appropriate to reflect the relative benefits received by the Corporation, on the one hand, and the Agents, on the other hand, from the Offering, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Corporation, on the one hand, and the Agents, on the other hand, in connection with the statements or omissions or inaccuracies in the representations and warranties herein which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations.

(8)   The relative benefits received by the Corporation, on the one hand, and the Agents, on the other hand, in connection with the Offering shall be deemed to be in the same respective proportions as the total net proceeds from the Offering (before deducting expenses) received by the Corporation and the Agents' Commission, bear to the aggregate public offering price of the FT Shares and Units sold pursuant to the Offering.

(9)   The relative fault of the Corporation, on the one hand, and the Agents, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact or any such inaccurate or alleged inaccurate representation or warranty relates to information supplied by the Corporation, on the one hand, or the Agents, on the other hand, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(10)   Notwithstanding the foregoing, the Agents shall not be required to contribute any amount in excess of the Agents' Commission. No person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(11)   The Corporation also agrees to reimburse the Agents for the time spent by their personnel in connection with any Claim at their normal *per diem* rates. An Indemnified Party may retain counsel to separately represent it in the defence of a Claim, which shall be at the Corporation's expense if (i) the Corporation does not promptly assume the defence of the Claim, (ii) the Corporation agrees to separate representation or (iii) the Indemnified Party is advised by counsel that there is an actual or potential conflict in the Corporation's and the Indemnified Party's

respective interests or additional defences are available to the Indemnified Party, which makes representation by the same counsel inappropriate.

(12)   The Corporation agrees that in case any legal proceeding shall be brought against the Corporation and/or any of the Agents by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Corporation and/or the Agents and any Indemnified Party shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Corporation by the Agents, the Agents shall have the right, provided that such legal proceeding is not primarily the result of the Agents' negligence or wilful misconduct and is not otherwise a result of a more general investigation of the Agents, to employ their own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Agents for time spent by the personnel of the Agents in connection therewith) and out-of-pocket expenses incurred by the Agents' personnel in connection therewith shall be paid by the Corporation as they occur.

(13)   The obligations of the Corporation hereunder are in addition to any liabilities which the Corporation may otherwise have to the Agents or any other Indemnified Party.

Section 9   Termination Rights.

(1)   The Agents shall be entitled, at their option, to terminate all of their obligations under this Agreement, and the obligations of any person from whom the Agents have solicited an order to purchase FT Shares or Units that has executed a Subscription Agreement, by notice to that effect delivered to the Corporation prior to the Time of Closing if:

   (a)   the Agents are not satisfied in their sole discretion with their due diligence review and investigations in respect of the Corporation;

   (b)   there should occur any change, event, fact or circumstance (actual, contemplated or threatened) in respect of the business, affairs, operations, assets, liabilities (contingent or otherwise) or financial condition of the Corporation or any development that could result in such a change, event, fact or circumstance, or the Agents have become aware, as a result of their due diligence review or otherwise, of any adverse material information, fact or change (determined solely by the Agents) with respect to the Corporation which had not been publicly disclosed or disclosed in writing to the Agents prior to the date hereof, any of which, in the opinion of the Agents, as determined by the Agents in their sole discretion, could reasonably be expected to have a material adverse effect on the market price or value or the marketability of the securities of the Corporation, including the FT Shares and/or the Units;

(c)   if any inquiry, action, suit, investigation or other proceeding, whether formal or informal, is commenced, threatened or publicly announced or any order is made under or pursuant to any statute or by any federal, provincial or other governmental authority, commission, board, bureau, agency or instrumentality (including, without limitation, the TSX-V, the British Columbia Securities Commission or any other securities regulatory authority) in relation to the Corporation or the Corporation's directors or officers, which, in the sole opinion of the Agents operates to prevent or restrict materially the distribution or trading of the common shares of the Corporation, or materially and adversely affects or would be reasonably expected to materially and adversely affect the market price or value of the common shares of the Corporation;

(d)   if any law or regulation is promulgated or changed that, in the sole opinion of the Agents, operates to prevent or restrict materially the distribution or trading of the common shares of the Corporation;

(e)   if there should develop, occur or come into effect or existence any event, action, state, condition or occurrence of national or international consequence, any acts of hostilities or escalation thereof, or other calamities or crises, or any action, governmental law or regulation, inquiry or other occurrence, whether in any financial market or otherwise, of any nature whatsoever, which, in the sole opinion of the Agents materially adversely affects or involves or may materially adversely affect or involve the financial markets in Canada, the United States or elsewhere, the business or affairs of the Corporation, or the market price or value or marketability of the Corporation's securities;

(f)   the state of the financial markets or of the industry or markets in which the Corporation operates is or becomes such that the Securities cannot, in the sole opinion of the Agents, be successfully or profitably marketed;

(g)   any order to cease trading the securities of the Corporation is made or threatened by a securities regulatory authority; or

(h)   the Agents determine that any of the representations or warranties made by the Corporation in this Agreement is false or has become false.

(2) All terms and conditions of this Agreement shall be construed as conditions, and any breach or failure by the Corporation to comply with any of such terms and conditions shall entitle the Agents to terminate their obligations under this Agreement by notice to that effect given to the Corporation at or prior to the Time of Closing. The Agents may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding on the Agents any such waiver or extension must be in writing and signed by the Agents.

(3) If the Agents terminate this Agreement pursuant to this section, there shall be no further liability on the part of the Agents or of the Corporation to the Agents except in respect of any liability that may have arisen or may thereafter arise under sections 7, 8 or 10 hereof.

(4) The right of the Agents to terminate their obligations under this Agreement is in addition to such other remedies as they have or may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement.

Section 10   Alternative Transaction.

(1) In the event that the Corporation withdraws from or terminates either of the FT Offering or the Unit Offering prior to the Time of Closing as the result of entering into an "Alternative Transaction" (as defined below) which is entered into by the Corporation or any of its shareholders without the prior written consent of the Lead Agent during the period ending June 27, 2005, the Corporation shall pay (i) the Agents' Commission that would be otherwise payable pursuant to the terms hereof assuming the FT Offering had closed and raised gross proceeds of $5,000,000 and assuming the Unit Offering had closed and raised gross proceeds of $30,000,000, and (ii) the Agents' expenses as provided for in section 7.

(2) For the purposes hereof, an "**Alternative Transaction**" means the issuance of securities of the Corporation in excess of 3% of the total value or number of securities outstanding on a fully diluted basis (but does not include the issuance of securities as contemplated in paragraph 5(d) above) or a merger, amalgamation, arrangement, reorganization, take-over bid, insider bid, joint venture, or the sale or exchange of all or substantially all of the assets or any such similar transaction involving or relating to the Corporation.

(3) If the Alternative Transaction is a hostile take-over bid for the shares of the Corporation, then the fee contemplated in paragraph 10(1) will be paid by the Corporation to the Agents at the closing of such bid.

Section 11   Right to Act as Lead Member of Investment Banking Syndicate.

The Corporation agrees that, upon the completion of the Offering, the Lead Agent shall be entitled to act as the lead member of an investment banking syndicate that will market and sell for the Corporation any brokered equity financing undertaken by the Corporation during the period of one year from the Closing Date. All members of any such investment banking syndicate will be subject to approval by the Corporation.

Section 12   Breach of Agreement.

Any breach of, or failure by the Corporation to comply with, any term or condition of this Agreement shall entitle the Agents, on behalf of the Purchasers, to terminate their obligations to purchase the FT Shares or Units, as applicable, by notice to that effect given to the Corporation prior to the Time of Closing, and there shall be no further liability on the part of the Corporation or such Agents except in respect of any liability which may have arisen or may thereafter arise under sections 7, 8 or 10 hereof. The Agents may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance provided, however, that any waiver or extension must be in writing and signed by the Agents in order to be binding upon them.

Section 13   Confidentiality.

The Agents agree that any confidential information concerning the business and affairs of the Corporation will be treated and held in confidence by the Agents and their directors, officers, employees, advisors and agents and will not be disclosed or used other than in connection with the performance by the Agents of their duties hereunder without the Corporation's prior written consent except as required by law (including applicable securities laws) or legal process or by any competent administrative authority and, in such event, only after prior consultation with the Corporation. The Agents' obligations under this section will terminate on the first anniversary of the Closing Date.

Section 14   Notices.

Any notice under this Agreement shall be given in writing and either delivered, faxed or mailed by prepaid registered post to the party to receive such notice at the address or facsimile numbers indicated below:

     (a)   to the Corporation at:

Suite 2100
650 West Georgia Street
Vancouver, British Columbia
V6B 4N9

Attention: Robert A. McCallum

Facsimile: (604) 682-0021

with a copy to:

McCullough O'Connor Irwin
1100 - 888 Dunsmuir Street
Vancouver, B.C.
V6C 3K4

Attention: Gillian E. Case

Facsimile: (604) 687-7099

(b)   to the Agents or any Indemnified Party at:

Loewen, Ondaatje, McCutcheon Limited
Hazelton Lanes, East Tower
55 Avenue Road
Suite 2250
Toronto, Ontario M5R 3L2

Attention: David Donato

Facsimile: (416) 964-4493

and at:

Westwind Partners Inc.
70 York Street, 10th Floor
Toronto, Ontario M5J 1S9

Attention: David Beatty

Facsimile: (416) 815-1808

and at:

National Bank Financial Inc.
130 King Street West
Suite 3200
Toronto, Ontario M5H 3T9

Attention: Gordon Bogden

Facsimile: (416) 869-8013

and at:

Research Capital Corporation
222 Bay Street, Suite 1500
Ernst & Young Tower, TD Centre
Toronto, Ontario M5K 1J5

Attention: Gage Jull

Facsimile: (416) 860-7674

and at:

Wellington West Capital Markets Inc.
145 King Street West
Suite 7000
Toronto, Ontario M5H 1J8

Attention: William Washington

Facsimile: (416) 642-1910

with a copy to:

Fasken Martineau DuMoulin LLP
66 Wellington Street West
Suite 4200, Toronto-Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario M5K 1N6

Attention: Robert K. Mason

Facsimile: (416) 364-7813

or such other address or facsimile number as such party may hereafter designate by notice in writing to the other party. If a notice is delivered, it shall be effective from the date of delivery; if such notice is faxed (with receipt confirmed), it shall be effective on the Business Day following the date such notice is faxed; if such notice is sent by mail, it shall be effective four Business Days following the date of mailing, excluding all days when normal mail service is interrupted.

Section 15   Actions by Agents.

All steps which must or may be taken by the Agents in connection with this agreement resulting from the Corporation's acceptance of this offer, with the exception of the matters relating to termination contemplated by Section 9, may be taken by the Lead Agent on behalf of itself and the other Agents and the acceptance of this offer by the Corporation shall constitute the Corporation's authority for accepting notification of any such steps from, and for delivering the definitive documents constituting the Securities to or to the order of the Lead Agent.

Section 16   Survival.

All representations, warranties, and agreements of the Corporation contained herein or contained in any document submitted pursuant to this Agreement or in connection with the purchase of the FT Shares and/or the Units shall survive the purchase of such securities for a period of three years from the Time of Closing by the Purchasers and shall continue in full force and effect unaffected by any subsequent disposition or conversion of any of such securities.

Section 17   Entire Agreement.

The provisions herein contained constitute the entire agreement between the parties hereto and supersede all previous communications, representations, understandings and agreements between the parties with respect to the subject matter hereof whether verbal or written (including the engagement letter dated March 29, 2005 between the Corporation and the Lead Agent, as amended (the "Engagement Letter"), except for paragraph 1(ii) of the Engagement Letter which shall continue to apply in accordance with the terms thereof).

Section 18   Counterparts.

This Agreement may be executed in any number of counterparts and may be executed by facsimile, all of which when taken together shall be deemed to be one and the same document and not withstanding the actual date of execution of each counterpart, this Agreement shall be deemed to be dated as of the date first above written.

Section 19   Press Releases.

Subject to the Corporation's timely and continuous disclosure obligations, and as may be required by law, any press release of the Corporation relating to the Offering must be provided to and approved by the Lead Agent, acting reasonably and promptly, prior to its release.

Section 20   General.

This Agreement shall be governed by and interpreted in accordance with the laws of Ontario and the laws of Canada applicable therein and time shall be of the essence hereof.

Section 21   Severability.

If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid or unenforceable, the remainder of this

Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby.

If the above is in accordance with your understanding, please sign and return to the Agents a copy of this letter, whereupon this letter and your acceptance shall constitute a binding agreement between the Corporation and the Agents.

LOEWEN, ONDAATJE,
MCCUTCHEON LIMITED



By: _____

Authorized Signing Officer

WESTWIND PARTNERS INC.



By: _____

Authorized Signing Officer

NATIONAL BANK FINANCIAL INC.



By: _____

Authorized Signing Officer

RESEARCH CAPITAL
CORPORATION

By: _____

Authorized Signing Officer

WELLINGTON WEST CAPITAL
MARKETS INC.



By: _____

Authorized Signing Officer



The above offer is hereby accepted and agreed to as of the date first above written.

KENSINGTON RESOURCES LTD.

By: /s/ R. A. McCallum

Robert A. McCallum
President and CEO

SCHEDULE 3
U.S. TERMS AND CONDITIONS

This is Schedule 3 to the Agency Agreement between Kensington Resources Ltd. and Loewen, Ondaatje McCutcheon Limited, Westwind Partners Inc., National Bank Financial Inc., Research Capital Corporation and Wellington West Capital Markets Inc. made as of May 6, 2005.

As used in this Schedule, the following terms shall have the meanings indicated:

Accredited Investor	means an "accredited investor" as defined in Rule 501(a) of Regulation D;
Directed Selling Efforts	means "directed selling efforts" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Securities;
Foreign Issuer	means a "foreign issuer" as that term is defined in Regulation S;
Regulation D	means Regulation D under the U.S. Securities Act;
Regulation S	means Regulation S under the U.S. Securities Act;
Rule 701	means Rule 701 adopted by the Securities and Exchange Commission under the U.S. Securities Act;
Qualified U.S. Entity	means a corporation, partnership or other legal entity incorporated or organized in the United States whose affairs are wholly controlled and directed from outside of the United States;
Substantial U.S. Market Interest	means "substantial U.S. market interest" as that term is defined in Regulation S;
United States	means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

U.S. Exchange Act	means the United States *Securities Exchange Act of 1934*, as amended;
U.S. Person	means "U.S. Person" as defined in Regulation S;
U.S. Placement Agent	means Loewen, Ondaatje McCutcheon USA Limited; and
U.S. Securities Act	means the United States *Securities Act of 1933*, as amended.

All other capitalized terms used but not otherwise defined in this Schedule 3 shall have the meanings assigned to them in the Agency Agreement to which this Schedule 3 is attached.

(1)   <u>Representations, Warranties and Covenants of the Agents</u>

The Agents acknowledge that the Securities have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and may not be offered or sold, except in accordance with an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws.   Accordingly, the Agents represent, warrant and covenant to and with the Issuer that:

1.   The Agents have offered and sold, and will offer and sell the Units only outside the United States in accordance with Rule 903 of Regulation S or as provided in paragraphs 2 through 8 below. Accordingly, neither the Agents, their affiliates nor any persons acting on their behalf, has made or will make (except as permitted in paragraphs 2 through 8 below): (i) any offer to sell or any solicitation of an offer to buy, any Units to, or for the benefit of, any person in the United States or U.S. Person (except a U.S. Person that is a Qualified U.S. Entity); (ii) any sale of Units to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and was not a U.S. Person (except a U.S. Person that is a Qualified U.S. Entity), or the Agents or affiliates or persons acting on their behalf reasonably believe that such purchaser was outside the United States and not a U.S. Person (except a U.S. Person that is a Qualified U.S. Entity); or (iii) any Directed Selling Efforts in the United States with respect to the Securities.

2.   All offers and sales of Units to persons in the United States or to, or for the benefit or account of, a U.S. Person (with the exception of a U.S. Person that is a Qualified U.S. Entity)(collectively, "**U.S. Placees**") have been or will be made by the U.S. Placement Agent in accordance with applicable U.S. federal and state broker-dealer requirements.

3.   The U.S. Placement Agent is a duly registered broker-dealer with the United States Securities and Exchange Commission and is a member of, and in good standing with, the National Association of Securities Dealers, Inc. on the date hereof and on the date offers and sales were made in the United States.

4.   Any offer, sale or solicitation of an offer to buy the Units that has been made or will be made to U.S. Placees was or will be made only to Accredited Investors in transactions that are exempt from registration pursuant to Rule 506 of Regulation D under the U.S. Securities Act and available exemptions under all applicable state securities laws.

5.   Immediately prior to any offer or sale of the Units to a U.S. Placee, the Agents and the U.S. Placement Agent had or will have reasonable grounds to believe and did or will believe that each such U.S. Placee was an Accredited Investor.

6.   None of the Agents, their affiliates or any person acting on their behalf has used or will use any form of general solicitation or general advertising (as those terms are used in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, or has offered or will offer to sell the Units in any manner involving a public offering in the United States within the meaning of Section 4(2) of the U.S. Securities Act.

7.   The Agents have not entered and will not enter into any contractual arrangement with respect to the distribution of the Units except with their affiliates, any selling group members or with the prior written consent of the Issuer. The Agents shall cause the U.S. Placement Agent and each affiliate or selling group member participating in the distribution of the Units to agree, for the benefit of the Issuer, to the same provisions contained in this Schedule 3 as apply to the Agents as if such provisions applied to such persons.

8.   All purchasers of Units that are U.S. Placees shall be informed that the Units and the Warrant Shares have not been and will not be registered under the U.S. Securities Act and the Units are being offered and sold to such U.S. Placees in reliance upon an exemption from the registration requirements of the U.S. Securities Act provided by Rule 506 of Regulation D.

9.   Prior to completion of any sale of Units to U.S. Placees, each U.S. Placee will be required to complete and execute a subscription agreement in the form or forms consented to by the Issuer and the Agents.

10.   At each Closing, the applicable Agents, together with the U.S. Placement Agent, will provide a certificate substantially in the form of Exhibit 1 to this Schedule, relating to the manner of the offer and sale of the Units in the United States.

11.   Neither the Agents, their affiliates or any person acting on their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Units.

(2)   <u>Representations, Warranties and Covenants of the Issuer</u>

The Issuer represents, warrants, covenants and agrees to and with the Agents that:

1.   The Issuer is, and as at each Closing will be, a Foreign Issuer with no Substantial U.S. Market Interest in any of the Securities.

2.   During the period in which the Units are offered for sale, and for so long as any of the Warrants or Agents' Warrants are outstanding, neither the Issuer nor any of its affiliates, nor any person acting on its or their behalf (except the Agents, their affiliates and any person acting on any of their behalf, as to which no representation is made) has made or will make any Directed Selling Efforts in the United States, has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Securities, or has taken or will take any action that would cause the exemption afforded by Section 4(2) of the U.S. Securities Act or Rule 903 of Regulation S to be unavailable for offers and sales of Units or for exercises of Warrants or Agents' Warrants pursuant to the Agency Agreement.

3.   Except with respect to offers and sales to Accredited Investors within the United States in reliance upon any exemption from registration under Regulation D, neither the Issuer nor any of its affiliates, nor any person acting on its behalf, has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Units to, or for the benefit or account of, a U.S. Person (except a U.S. Person that is a Qualified U.S. Entity) or a person in the United States; or (B) any sale of Units unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) the Issuer, its affiliates, and any person acting on their behalf reasonably believes that the purchaser is outside the United States.

4.   None of the Issuer, its affiliates or any person acting on its or their behalf (except the Agents, their affiliates and any person acting on any of their behalf, as to which no representation is made) has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) with respect to offers or sales of the Securities in the United States, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

5.   The Issuer has not offered or sold, for a period of six months prior to commencement of the offering of the Units, and will not offer or sell, any securities in a manner that would be integrated with the offer and sale of the Units and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Securities to the U.S. Placees.

6.   The Issuer is not an open-end investment company, closed-end investment company, unit investment trust or face-amount certificate company that is or is

required to be registered under Section 8 of the United States *Investment Company Act* of 1940, as amended.

7.   None of the Issuer or any of its affiliates or any person acting on its or their behalf has offered or sold or will offer or sell any of the Units to U.S. Placees except through the U.S. Placement Agent in accordance with this Schedule.

8.   Neither the Issuer nor any of its predecessors or affiliates has been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

9.   The Issuer will, within fifteen (15) days after the first sale of Units in the United States, prepare and file with the SEC a notice on Form D with respect to the Securities and will file all amendments required to be filed as a result of subsequent sales of Securities in the United States. The Issuer shall also prepare and file within prescribed time periods any notices required to be filed with state securities authorities under applicable blue sky laws in connection with any Securities sold pursuant to Rule 506 of Regulation D.

10.   The Issuer will use commercially reasonable efforts to remain a Foreign Issuer for a period of 12 months from the Closing Date.

11.   If the Agents and the U.S. Placement Agent provide certificates regarding compliance with Rule 506 of Regulation D of the U.S. Securities Act, in the form of Exhibit 1 to this Schedule 3, the Agents shall receive a favorable legal opinion from Dorsey & Whitney LLP, the Issuer's United States counsel, dated the Closing Date and addressed to the Agents and their legal counsel, in form and substance satisfactory to the Agents and their counsel, acting reasonably, with respect to the availability of an exemption from the registration requirements under the securities laws of the United States in connection with sale in the United States of the Units by the Issuer in connection with the Offering and the exercise of the Warrants by the original U.S. Purchasers in accordance with the terms of the Warrant Indenture and the certificates representing the Warrants.

EXHIBIT 1 to Schedule 3

AGENT'S CERTIFICATE

In connection with the private placement of the Units of Kensington Resources Ltd. (the "**Issuer**") to persons in the United States pursuant to the agency agreement between Kensington Resources Ltd. and Loewen, Ondaatje McCutcheon Limited, Westwind Partners Inc., National Bank Financial Inc., Research Capital Corporation and Wellington West Capital Markets Inc. made as of May 6, 2005 (the "**Agency Agreement**"), the Agent's U.S. placement agent (the "**U.S. Placement Agent**"), and the Agent do hereby certify that:

(1)   the Units have been offered and sold in the United States only by the U.S. Placement Agent, which was on the dates of such offers and sales, and is on the date hereof, duly registered as a broker-dealer pursuant to Section 15(b) of the United States *Securities Exchange Act* of 1934 and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and was and is a member in good standing with the National Association of Securities Dealers, Inc.;

(2)   all offers and sales of the Units in the United States were made to "accredited investors" (as defined below) (each, a "U.S. Placee") by the U.S. Placement Agent;

(3)   all offers and sales of the Units in the United States have been effected in accordance with all applicable U.S. broker-dealer requirements;

(4)   immediately prior to our transmitting a subscription agreement to each U.S. Placee, we had reasonable grounds to believe and did believe that such U.S. Placee was an "accredited investor" as defined in Rule 501(a) under the U.S. Securities Act, and, on the date hereof, we continue to believe that each U.S. Placee is an "accredited investor" within the meaning of Regulation D under the U.S. Securities Act ("**Regulation D**");

(5)   no form of general solicitation or general advertising (as those terms are used in Regulation D) was used by us, our affiliates or any person acting on our behalf, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units to U.S. Placees;

(6)   prior to any sale of Units to U.S. Placees, we caused each U.S. Placee to complete and sign a subscription agreement in the form or forms consented to by the Issuer and the Agent; and

(7)   we conducted the offering of the Units in accordance with the Agency Agreement, including Schedule 3 thereto.

Terms used in this certificate have the meanings given to them in the Agency Agreement, including Schedule 3 thereto, unless otherwise defined herein.

Dated this _____ day of _____, 2005.

[Agent's U.S. Placement Agent]   **[Agent]**

Per: _____   Per: _____
          Authorized Signatory   Authorized Signatory

SCHEDULE 4(f)

CONVERTIBLE SECURITIES

	Number of Shares	Exercise Price	Expiry Date
Stock options	70,000	$0.42	June 12, 2005
	292,250	$0.37	November 28, 2005
	300,000	$0.38	December 1, 2005
	30,000	$0.57	February 2, 2006
	125,000	$0.54	April 26, 2006
	150,000	$0.71	June 11, 2006
	30,000	$0.76	July 13, 2006
	400,000	$0.81	July 17, 2006
	710,000	$0.78	January 30, 2007
	400,000	$0.84	May 25, 2007
	100,000	$1.11	June 20, 2007
	150,000	$0.80	October 7, 2007
	75,000	$0.82	February 24, 2008
	105,000	$1.13	March 26, 2009
	150,000	$0.77	July 16, 2009
	350,000	$1.10	September 20, 2009
	970,000	$1.04	January 20, 2010
	40,000	$2.75	March 18, 2010
Total	**4,447,250**		
Warrants	1,382,832	$1.05	July 6, 2005
	1,238,099	$1.25	September 24, 2005
		$1.55	March 24, 2006
Total	**2,620,931**		
Broker Warrants	161,539	$1.05	March 24, 2006
Broker Units – shares	200,000	$1.05	March 24, 2006
Broker Units – warrants	100,000	$1.25	September 24, 2005
		$1.55	March 24, 2006
Total	**461,539**		

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.
(Registrant)

October 19, 2005	By: /s/ Robert A. McCallum
Date	Robert A. McCallum
	President, CEO and Director